Income Statement (Profit and Loss)

Poetica Coffee Inc
For the year ended December 31, 2021
Accrual Basis

	2021
Income	
Food Sales	1,702,481.49
Total Income	**1,702,481.49**
Cost of Goods Sold	
Food Purchases	731,642.45
Merchant Account Fees	60,589.71
Restaurant Supplies	12,999.90
Total Cost of Goods Sold	**805,232.06**
Gross Profit	**897,249.43**
Operating Expenses	
Advertising	10,191.98
Automobile Expenses - Other	62.62
Automobile Expenses - Parking	820.95
Bank Service Charges	23,120.84
Business Licences & Permits	923.67
Computer & Internet Expenses	2,609.02
Discounts	15,455.39
Dry Cleaning & Laundry	142.95
Dues & Subscriptions	1,861.79
Fines & Penalties	100.00
Garbage Removal	5,897.09
General Expenses	11,626.57
Insurance - Other	7,224.66
Insurance - Workers Compensation	1,421.52
Interest Expense	9,275.00
Legal Expenses	3,031.38
Office Expenses	183.24
Outside Services	48,418.21
Payroll Tax Expense	4,659.70
Postage & Delivery	9.97
Printing & Stationery	49,273.64
Professional Fees & Consulting	642.94
Rent	371,179.84
Repairs and Maintenance	10,701.94
Telephone Expense	4,742.50

	2021
Travel	3,264.99
Utilities	3,980.39
Wages and Salaries	297,446.04
Total Operating Expenses	**888,268.83**
Operating Income	**8,980.60**
Net Income	**8,980.60**

Balance Sheet

Poetica Coffee Inc
As of December 31, 2021
Accrual Basis

	DEC 31, 2021
Assets	
Current Assets	
Cash and Cash Equivalents	
Citibank Atlantic	1,700.60
Citibank Lorimer	2,067.91
Poetica Coffee Inc	4,198.09
Total Cash and Cash Equivalents	**7,966.60**
Accounts Receivable	988.70
Square Cash Clearing	(1,731.51)
Total Current Assets	**7,223.79**
Fixed Assets	
7th Avenue Cafe	56,000.00
Business Purchase	45,000.00
Caton Ave Cafe	40,000.00
Total Fixed Assets	**141,000.00**
Total Assets	**148,223.79**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Sales Tax	69,715.98
Square Gift Cards	1,001.61
Square Tips	(1,211.90)
Total Current Liabilities	**69,505.69**
Long Term Liabilities	
Square Loan	73,395.75
Total Long Term Liabilities	**73,395.75**
Total Liabilities	**142,901.44**
Equity	
Current Year Earnings	8,980.60
Retained Earnings	(3,658.25)
Total Equity	**5,322.35**
Total Liabilities and Equity	**148,223.79**

Statement of Cash Flows

Poetica Coffee Inc
For the year ended December 31, 2021

	2021
Operating Activities	
Receipts from customers	1,849,644.78
Payments to suppliers and employees	(1,712,651.02)
Cash receipts from other operating activities	(59,260.65)
Net Cash Flows from Operating Activities	**77,733.11**
Investing Activities	
Payment for property, plant and equipment	(141,000.00)
Other cash items from investing activities	1,828.56
Net Cash Flows from Investing Activities	**(139,171.44)**
Financing Activities	
Other cash items from financing activities	69,140.18
Net Cash Flows from Financing Activities	**69,140.18**
Net Cash Flows	**7,701.85**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	264.75
Net cash flows	7,701.85
Cash and cash equivalents at end of period	7,966.60
Net change in cash for period	**7,701.85**